AUDREY L. CHENG
Assistant Vice President, Counsel
Office: (949) 219-3202
Fax: (949) 219-3706
E-mail: Audrey.Cheng@PacificLife.com
November 30, 2012
VIA EDGAR
Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
File Nos. 333-61366 and 811-10385
Dear Mr. Minore:
This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on November 5, 2012, concerning post-effective amendment No. 89 to the Pacific Life Funds (the “Registrant”) registration statement on Form N-1A (the Prospectuses (“Prospectuses”) and Statement of Additional Information (“SAI”)), which was filed on September 17, 2012 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are the staff comments followed by the Registrant’s responses.
Comments to Prospectuses:
1.	Comment: Fee tables:
(a)	Please file the expense limitation agreements referenced here with the 485(b) filing.
Response: The Registrant will file these agreements with the 485(b) filing.
(b)	In footnote 2, please clarify what expenses are covered under “certain fund operating expenses.”
Response: The Registrant believes that the current fee table presentation, including the text of footnote 2, provides clear and meaningful disclosure that complies with Form N-1A and adheres to plain English principles. In accordance with Form N-1A’s layered approach to disclosure and General Instruction C.3(b), additional information about the specific operating expenses subject to the Fund’s expense cap is provided in the Prospectus under the “Operating Expense Reimbursements” subsection in the “Additional Information About Operating Expenses” section. Accordingly, we respectfully decline to make the requested change.
2.	Comment: Principal Investment Strategies: PL Alternative Strategies Fund only

(a)	If 25% or more of the PL Alternative Strategies Fund’s assets is invested in an underlying fund, please identify that underlying fund in the Prospectus.
Response: The PL Alternative Strategies Fund’s “Principal investment strategies” section discloses that the Fund “will typically be invested in at least four [u]nderlying [f]unds and may allocate a significant percentage of its assets in a single [u]nderlying [f]und” and that allocations to particular underlying funds “may vary because of strategic or tactical decisions made by PLFA.” In addition, the Fund’s “Additional Information About Investments, Strategies and Risks” section lists the underlying funds in which the Fund may invest. The Registrant believes that elevating one of these funds to individual treatment in the “Principal investment strategies” section, even one for which there is a current intention to hold in excess of 25%, could mislead investors by over-emphasizing the role of a particular underlying fund within the overall investment strategy and by implying that current emphasis on a particular underlying fund reflects an intention to maintain that emphasis in the future. Also in support of the PL Alternative Strategies Fund’s existing disclosure, the Registrant observes that one of the reasons the SEC determined not to adopt a requirement that a fund disclose its top ten holdings in its prospectus was a recognition that portfolio holdings information is susceptible to becoming stale. See Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, SEC Rel. No. IC-28584 (Jan. 13, 2009). Accordingly, we respectfully decline to make the requested change.
(b)	If 25% of a fund’s investments are located in any particular country, please disclose such country and its related risks in your disclosure or undertake to supplement the Prospectus in the future.
Response: Because these funds’ strategies are not specifically to focus in investments in a particular country or countries long-term, the Registrant believes that country-specific risk disclosure would be confusing and potentially misleading for investors should the fund managers move in and out of investments in different countries from time to time. In addition, the funds disclose full portfolio holdings at least quarterly, so investors will have access to country weightings. Accordingly, we respectfully decline to make the requested change.
3.	Comment: Principal risks: PL Alternative Strategies Fund only: Please add a layering of fees risk as a principal risk for the PL Alternative Strategies Fund.
Response: In light of the existing statutory regime (e.g., Section 12(d)(1) of the Investment Company Act) and disclosure requirements (e.g., Instruction 3.f to Item 3 of Form N-1A), the Registrant does not consider the organizational structure of a fund of funds (and the associated fees at the top-tier and underlying-fund levels) to be a principal risk. In addition, the Registrant believes that the current Prospectus disclosure is clear and informs investors of the fees and expenses resulting from investing in underlying funds. Specifically, in accordance with Form N-1A, the fee table includes a line item for “Acquired Fund Fees and Expenses,” which shows that the underlying fund fees and expenses constitute the largest part of the PL Alternative Strategies Fund’s estimated total annual operating expenses. Accordingly, we respectfully decline to make the requested change.
4.	Comment: We note the Principal risks section references non-principal risks. Please list all non-principal risks in the registration statement where appropriate.
Response: In accordance with Item 9(c) of Form N-1A, non-principal risks of a Fund, if any, are disclosed in the “Additional Information About Investment Strategies and Risks” section of the Prospectus as the Registrant deems appropriate.
5.	Comment: Tax information: Clarify that on tax-deferred assets, tax is payable at the time of a withdrawal. The current disclosure implies that these accounts are not taxable.

Response: The Prospectus has been amended accordingly.
6.	Comment: Credit Ratings Chart:
(a)	Next to the “non-investment grade categories” heading, please add “also known as junk bonds.”
Response: The Prospectuses have been amended with substantially similar disclosure.
(b)	For short-term ratings, add all grades of short-term debt if the funds are not limited to the three ratings currently listed.
Response: The Prospectuses have been amended accordingly.
7.	Comment: Derivatives: please review each portfolio’s use (whether direct or indirect) and disclosure of derivatives instruments in accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan (“ICI letter”) on derivatives to ensure that each portfolio’s disclosure is appropriately tailored for each portfolio.
Response: The Prospectuses’ disclosure regarding derivatives has been reviewed and reflects the guidance provided in the ICI letter.
8.	Comment: PL Currency Strategies Fund:
(a)	Please explain why this fund is not subject to Rule 35d-1 under the Investment Company Act of 1940, as amended (“35d-1”).
Response: As disclosed in the second sentence of the Fund’s “Principal investment strategies” section, the term “currency strategies” in the Fund’s name refers to the Fund’s investment strategy of seeking to provide exposures to global currencies to seek to provide total return based on the manager’s outlook for such currencies. Names that connote an investment strategy are not subject to 35d-1.
(b)	Under Principal Investment Strategies, please include a reference to “investment grade” next to the reference to “high quality debt securities.”
Response: The Prospectus has been amended with substantially similar disclosure.
(c)	Emerging Markets Risk: We recommend highlighting that there is generally less availability of information and less transparency for emerging markets issuers.
Response: The Registrant will consider this for future filings.
(d)	Foreign Markets Risk: Consider adding a concept that foreign securities are subject to foreign tax. Please also confirm that the risk of foreign currency fluctuations has been addressed.
Response: The Registrant will consider adding a foreign tax component to its Foreign Markets Risk disclosure for future filings. The risk of foreign currency fluctuations is addressed in Currency Risk.

9.	Comment: PL Global Absolute Return Fund: Fee Table: With an expense limitation of 0.20% as described in footnote 2, please explain why the “Less Expense Reimbursement” line item only shows 0.39% reimbursed.
Response: The “Other Expenses” line item in the fee table includes 0.44% of interest expense, which is not subject to the expense limitation. The “Less Expense Reimbursement” line item is calculated as follows: 1.03% (Other Expenses) minus 0.44% (interest expense) equals 0.59% (portion of Other Expenses subject to the expense limitation), minus 0.20% (expense limitation) equals 0.39% (reimbursement). The exclusion of interest expense from the expense limitation is disclosed in the “Additional Information About Fees and Expenses” section in the Prospectus.
10.	Comment: PL Precious Metals Fund:
(a)	Please confirm that the PL Precious Metals Fund’s investments are not backed by or represent an ownership in physical precious metals.
Response: The Fund does not currently intend to invest in investments backed by or representing an ownership in physical precious metals. In the future, should the Fund consider such investments for its portfolio, it will be in accordance with applicable law and regulation, as well as with the Fund’s investment policies and restrictions.
(b)	In the second sentence of the PL Precious Metals Fund’s Principal Investment Strategies, please identify all categories of “other precious metals,” for instance, palladium.
Response: The Registrant believes that “precious metals” is a commonly understood term and that investors would not benefit from the inclusion of a technical and exhaustive list of all categories of precious metals in the “Principal investment strategies” section of the Fund’s Prospectus. In accordance with Form N-1A’s layered approach to disclosure, the SAI includes additional disclosure regarding Precious Metals-Related Securities in the “Securities and Investment Techniques” section. This description has been revised to provide additional information regarding other categories of precious metals.
(c)	In the second paragraph of Principal Investment Strategies, include the “(i.e., at least 50% of their revenue)” phrase to clarify the reference to “derive significant revenue.”
Response: The Prospectus has been amended accordingly.
SAI Comments:
11.	Comment: Fundamental Investment Restrictions:
(a)	Under fundamental investment restriction (i), please delete “normally” in the following reference: “PL Precious Metals Fund, which will normally invest more than 25%”
Response: The PL Precious Metals Fund has an investment strategy to invest, under normal circumstances, at least 80% of its assets in investments related to precious metals. The Fund also has a policy pursuant to which the Fund may invest, without limit, in U.S. debt securities, including taxable securities and short-term money market securities for temporary defensive purposes. The Registrant believes that the Fund’s current fundamental investment restriction with respect to concentration aligns with the investment strategies of the Fund. Accordingly, we respectfully decline to make the requested change.

(b)	In the paragraph above the “Nonfundamental Investment Restrictions” section, please specify what classifications the managers use pursuant to Guide 19 to Form N-1A, “Concentration of investments in particular industries.”

Response: Each fund that has a policy to concentrate in an industry identifies the industry by name (e.g., “precious metals”). The Registrant does not believe that describing the particular classification system used in administering each fund’s concentration policy is necessary to convey to investors whether a fund concentrates in an industry and if so, in which industry. The Registrant does provide disclosure regarding entities that are precious metals-related issuers in the “Principal investment strategies” section of the Prospectus. In addition, the Registrant observes that Form N-1A does not require this type of disclosure. Accordingly, we respectfully decline to make the requested change.
(c)	Please add an anti-leveraging policy as a non-fundamental investment restriction for funds that do not disclose use of leverage in their Prospectuses. Under the investment restriction, such a fund should undertake not to make any further investment if it has already borrowed 5% of its total assets for temporary purposes or to otherwise disclose the use of leverage in its Prospectus.
Response: Each fund has a fundamental investment restriction that allows it to borrow money in certain circumstances as described in the restriction. A Fund will disclose any strategy to engage in borrowing or invest in instruments that may have a leveraging effect on the Fund in accordance with Form N-1A. Accordingly, we respectfully decline to make the requested change.
(d)	Please add mortgaging and pledging to the reference to “except with respect to borrowing or hypothecating assets...” to conform with the reference two paragraphs above the “Nonfundamental Investment Restrictions” that states: “With respect to borrowing, pledging, mortgaging or hypothecating its assets, a Fund may only do so with respect to a maximum of one-third of its total assets.”
Response: The SAI has been amended accordingly.
General Comments:
12.	Comment: Please provide the Tandy Representations that the Registrant customarily makes.
Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.
If you have any questions or further comments regarding this matter please contact me at 949-219-3202.
Sincerely,
/s/ Audrey L. Cheng
Audrey L. Cheng

cc:	Laurene MacElwee, Pacific Life Fund Advisors LLC Anthony Zacharski, Esq., Dechert LLP Rachael Schwartz, Esq., Paul Hastings LLP